UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

March 19, 2021

Commission File Number: 001-39363

IMMATICS N.V.

Paul-Ehrlich-Straße 15

72076 Tübingen, Federal Republic of Germany

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On March 19, Immatics N.V. issued the following announcement relating to Supervisory Board nominees:

ANNOUNCEMENT of SUPERVISORY BOARD NOMINEES

Immatics N.V. (the "Company") intends to hold its annual general meeting on 17 June 2021. The official announcement, notice of meeting, agenda for the meeting and related documents and further information regarding the meeting will be made available on the Company's website at https://www.immatics.com/investors in May 2021.

Among other matters, shareholders will be asked to appoint up to three supervisory directors. One seat on the supervisory board is vacant and the terms of office of Mr. P.R. Carter and Mr. M.G. Atieh, supervisory directors class I, will expire at the close of the annual general meeting.

Supervisory directors are appointed at the annual general meeting on the basis of one or more binding nominations made by the supervisory board or by one or more shareholders who individually or jointly represent at least ten percent of the issued share capital of the Company. At the date hereof, the issued share capital of the Company consists of 62.908.843 ordinary shares with a nominal value of EUR 0.01 each.

Each nomination may comprise one candidate only. To be valid, a nomination must state which class of supervisory directors the candidate is proposed to be appointed to, his or her age and profession, the number of shares in the share capital of the Company held by the candidate and the positions the candidate holds or held insofar as relevant to the fulfilment of the duties as a supervisory director of the Company. Furthermore, the nomination must identify the legal persons for which the candidate presently serves as a supervisory director or equivalent position of authority, provided that if legal persons are included which belong to the same group, it will be sufficient to identify such group. The nomination for appointment or reappointment must include the reasons therefor. In the case of reappointment, account shall be taken of the manner in which the candidate has fulfilled his or her duties as a supervisory director of the Company.

A nomination made by shareholders will only be binding if the shareholders have given notice thereof to the Company in writing no later than on the sixtieth day prior to the date of the annual general meeting.

Upon 1 July 2021, the Company's two-tier board structure, comprising a management board consisting of one managing director and a supervisory board consisting of seven supervisory directors, will automatically convert into a one-tier board consisting of one executive director and eight non-executive directors.

Upon the conversion of the Company's two-tier board structure into a one tier board, the managing director will automatically become an executive director and all supervisory directos whose terms of office have not expired before 1 July 2021 will automatically become non-executive directors.

After the conversion of the Company's two-tier board structure into a one tier board, directors will be appointed by the general meeting on the basis of one or more binding nominations may be made by the board or by one or more shareholders who individually or jointly represent at least ten percent of the issued share capital.

The supervisory board has nominated Mr. E. Forster for appointment as supervisory director class I effective as of the date of the annual general meeting and appointment as non-executive director class I effective as of 1 July 2021.

Furthermore, the supervisory board has nominated Mr. P.R. Carter and Mr. M.G. Atieh for reappointment as supervisory director class I effective as of the date of the annual general meeting and appointment as non-executive director class I effective as of 1 July 2021.

Eliot Forster, Ph.D., born on 27 February 1966. Dr. Forster has served on the Company’s supervisory board since September 2020. Since 2018, Dr. Forster has served as the Chief Executive Officer of F-star Therapeutics Ltd. From 2015 to 2018, Dr. Forster served as the Chief Executive Officer of Immunocore Limited. Prior to that, Dr. Forster served as the Chief Executive Officer of Creabilis SA, as the Chief Executive Officer of Solace Pharmaceuticals Inc., as Head of Development and Operations for the EU and Asia at Pfizer Inc. Dr. Forster is an honorary visiting Professor of Molecular and Clinical Cancer Medicine at the University of Liverpool and an honorary international visiting Professor at the University of Pavia. Dr. Forster serves on the board of directors of F-star Therapeutics Ltd, Avacta Group plc and OSCHR (Office for Strategic Coordination of Health Research) and the National Genomics Board and has previously served on the board of directors of MedCity Ltd., Spinifex Pty Ltd, Oxford BioTherapeutics and Atlantic Healthcare (UK) Ltd. Dr. Forster holds a B.Sc. in physiology from the Unversity of Liverpool, an M.B.A. from Henley Business School and a Ph.D. in neurophysiology from the University of Liverpool.

Dr. Forster does not hold any shares in the share capital of the Company.

Given Dr. Forster's extensive experience, the supervisory board is of the opinion that the Company will benefit from Dr. Forster's membership on the supervisory board and, after the conversion of the Company's two-tier board structure into a one tier board, the board.

Paul R. Carter, FCMA, born on 13 July 1960. Mr. Carter has served on the Company’s supervisory board since 2020. From 2014 to 2016, Mr. Carter served as Executive Vice President, Commercial Operations of Gilead Sciences, Inc. Prior to that, Mr. Carter served as Senior Vice President and Head, International Commercial Operations of Gilead Sciences, Inc. and in various senior positions over a 10-year period at GlaxoSmithKline plc, including as Regional Vice President, China & Hong Kong, Vice President and General Manager, Pharmaceutical & Consumer Health, Hong Kong & South China, and General Manager, SmithKline Beecham Consumer Health, Russia & CIS. In addition to the supervisory board of the Company, Mr. Carter serves on the board of directors of Evox Therapeutics Ltd, Mallinckrodt PLC and Hutchison China MediTech Ltd. and has previously served on the board of directors of Alder Biopharmaceuticals Inc. Mr. Carter also serves as an advisor to Astorg Partners SAS, ZambonGroup, Indegene Inc. and GLG Institute. Mr. Carter holds a B.A. in business studies from the University of West London.

Mr. Carter does not hold any shares in the share capital of the Company.

Mr. Carter joined the Company's supervisory board in July 2020 and serves as chairman of the compensation committee and is a member of the audit committee. Given Mr. Carter's extensive business leadership experience within the life sciences industry and valuable contribution to the Company, the supervisory board is of the opinion that the Company will continue to benefit from Mr. Carter's membership on the supervisory board and, after the conversion of the Company's two-tier board structure into a one tier board, the board.

Michael G. Atieh, born on 8 August 1953. Mr. Atieh has served on the Company’s supervisory board since 2020. From 2014 until his retirement in 2016, Mr. Atieh served as Executive Vice President, Chief Financial and Business Officer of Ophthotech Inc. Prior to that, he served as Executive Chairman of Eyetech Inc., as Executive Vice President and Chief Financial Officer of OSI Pharmaceuticals, as Group President – Global Business Unit and as Senior Vice President and Chief Financial Officer of Cegedim Inc., and in various executive-level positions over a 19-year period at Merck and Co., Inc., including as Vice President – U.S. Human Health, Senior Vice President – Merck Medco Managed Care, Vice President – Public Affairs, Vice President – Government Relations, and Treasurer. In addition to the supervisory board of the Company, Mr. Atieh serves on the board of directors of Chubb Limited, electroCore, Inc. and Oyster Point Pharma, Inc. and has previously served on the board of directors of Theravance BioPharma, Eyetech Inc. and OSI Pharmaceuticals. Mr. Atieh holds a B.A. in accounting from Upsala College.

Mr. Atieh does not hold any shares in the share capital of the Company.

Mr. Atieh joined the Company's supervisory board in July 2020 and serves as chairman of the audit committee. Given Mr. Atieh's business leadership experience, financial background, track record within the life sciences industry, and valuable contribution to the Company, the supervisory board is of the opinion that the Company will continue to benefit from Mr. Atieh's membership on the supervisory board and, after the conversion of the Company's two-tier board structure into a one tier board, the board.

Shareholders who individually or jointly represent at least ten percent of the issued share capital of the Company and wish to submit a nomination for a supervisory director for vacancies must do so by written notice signed by or on behalf of all relevant shareholders no later than on 18 April 2021, 18 hours CET to the following contact person by e-mail:
Attn. Investor Relations
E-mail: investorrelations@immatics.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMMATICS N.V.

Date: March 19, 2021	by:	/s/ Harpreet Singh
Harpreet Singh
Chief Executive Officer